Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8610
email address
bross@graubard.com

February 7, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	CORPHOUSING GROUP INC.
Amendment No. 2 to Registration Statement
on Form S-1 (No. 333-262114)

Ladies and Gentlemen:

On behalf of CorpHousing Group Inc. (the “Company”), we hereby submit Amendment No. 2 to the Registration Statement on Form S-1 (No. 333-262114). Previously, the Company submitted, on January 31, 2022, its Amendment No. 1, which included the Company’s revisions in response to the Staff’s comments set forth in its letter to the Company, dated January 26, 2022.

The purpose of Amendment No. 2 is solely to set forth deal size changes. While the gross proceeds range remains the same as originally filed, the offering price per share has been materially lowered. The amount and use of proceeds remains the same.

We file Amendment No. 2 this morning seeking to preserve the deal timetable. As noted in our letter filed with the submission of Amendment No. 1, the Company and the underwriter hope to have the Registration Statement declared effective by 4:30 pm Wednesday, February 9, 2022, as the offering is ready.

The Company would also seek concurrent effectiveness of its registration on Form 8-A for its common stock and warrants, which will be listed on NYSE American.

If you have any questions or if there is anything we can do to help the Staff accommodate our timeline, please do not hesitate to contact me at 917-349-7106.

Sincerely,

/s/ Brian L. Ross

Brian L. Ross

cc:	Brian Ferdinand